UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

TURQUOISE HILL RESOURCES LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

900435108

(CUSIP Number)

Matthew Halbower

Pentwater Capital Management LP

1001 10th Avenue South, Suite 216

Naples, FL 34102

(239) 384-9750

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,708,256 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,708,256 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,708,256 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.77% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This amount includes 40,000 shares issuable upon exercise of call options held by certain of the Funds (as defined below).

(2)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Crown Managed Accounts SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 927,340 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 927,340 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 927,340 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.46% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 2,400 shares issuable upon exercise of call options held by the reporting person.

(2)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS LMA SPC on behalf of MAP 98 Segregated Portfolio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 297,250 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 297,250 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,250 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 1,600 shares issuable upon exercise of call options held by the reporting person.
(2)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Investment Opportunities 3 SPC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 883,143
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 883,143
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 883,143
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.44% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Oceana Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,691,313 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,691,313 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,691,313 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.83% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 11,100 shares issuable upon exercise of call options held by the reporting person.

(2)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Equity Opportunities Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,385,944 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,385,944 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,385,944 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.19% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 6,300 shares issuable upon exercise of call options held by the reporting person.

(2)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Merger Arbitrage Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,175,586 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,175,586 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,175,586 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.57% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This amount includes 18,600 shares issuable upon exercise of call options held by the reporting person..
(2)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS PWCM Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,152,591
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,152,591
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,152,591
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.56% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Pentwater Unconstrained Master Fund. Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022.

CUSIP No. 900435108

1	NAME OF REPORTING PERSONS Matthew Halbower
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,060,256
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,060,256
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,060,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.51% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 201,231,446 common shares outstanding as set forth in the Issuer’s Management’s Discussion and Analysis attached as an Exhibit to the Company’s Report on Form 6-K filed with the SEC on August 4, 2022

This Amendment No. 4 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by Pentwater Capital Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (“Pentwater Capital”), Crown Managed Accounts SPC, an exempted company formed in the Cayman Islands (“CROWN”), Investment Opportunities 3 SPC, a segregated portfolio company formed in the Cayman Islands (“MALT”), LMA SPC on behalf of MAP 98 Segregated Portfolio, a segregated portfolio company formed in the Cayman Islands (“MAP”), Oceana Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Oceana”), Pentwater Equity Opportunities Master Fund, Ltd., an exempted company formed in the Cayman Islands (“Pentwater Equity”), Pentwater Merger Arbitrage Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PMAM”), Pentwater Thanksgiving Fund LP a limited partnership formed in the Cayman Islands (“PTHK”) (which is no longer a reporting person), PWCM Master Fund, Ltd., an exempted company formed in the Cayman Islands (“PWCM Master”), Pentwater Metric Merger Arbitrage Fund LP, a limited partnership formed in the Cayman Islands (“PWMM”) (which is no longer a reporting person), and Pentwater Unconstrained Master Fund, Ltd. an exempted company formed in the Cayman Islands (PWUM), and Matthew Halbower, chief executive officer of Pentwater Capital, as the same has been amended by Amendments Nos. 1, 2 and 3 thereto (as amended, the “Schedule 13D”). Pentwater Capital, CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PWCM Master, PWUM, and Matthew Halbower are collectively referred to herein as “Reporting Persons.” CROWN, MALT, MAP, Oceana, Pentwater Equity, PMAM, PTHK, PWCM Master and PWUM are collectively referred to herein as the “Funds.” Pentwater Capital is the investment adviser of each of the Funds.

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price for the 27,708,256 shares of Common Stock, inclusive of call options with respect to 40,000 shares of Common Stock held by the Reporting Persons is approximately $600,913,781. Such securities were purchased using the investment capital of each applicable Fund.  The shares of Common Stock owned by the Funds are held primarily in cash and margin accounts maintained with brokers, which may extend margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.  The Funds’ collective indebtedness in their margin accounts associated with their investments in securities of the Issuer was approximately $27,710,982 as of September 15, 2022.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) Each Reporting Person’s beneficial ownership of Common Stock on the date of this Schedule 13D/Amendment 4 is reflected on that Reporting Person’s cover page. By virtue of his position with Pentwater Capital, Mr. Halbower has the sole power to vote the shares of Common Stock owned by the Reporting Persons. Subject to restrictions, Mr. Halbower has the sole power to dispose of the shares of Common Stock owned by the Reporting Persons.

(c) The transactions in the Common Stock that have been effected on behalf of the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D are set forth in Schedule A and incorporated herein by reference. Other than those transactions and the transactions set forth in Schedule A to Amendment No. 3 to the Schedule 13D, there were no other such transactions in the securities by the Reporting Persons that were effected during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2022	PENTWATER CAPITAL MANAGEMENT LP
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

CROWN MANAGED ACCOUNTS SPC
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

LMA SPC for and on behalf of MAP 98 Segregated Portfolio
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

INVESTMENT OPPORTUNITIES 3 SPC
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

	By:	/s/ Matthew Halbower
	Name:	Matthew Halbower
	Title:	Chief Executive Officer

OCEANA MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER EQUITY OPPORTUNITIES MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER MERGER ARBITRAGE MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PWCM MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

PENTWATER UNCONSTRAINED MASTER FUND LTD.
By: Pentwater Capital Management LP, its investment manager
By: Halbower Holdings, Inc., its general partner

By:	/s/ Matthew Halbower
Name:	Matthew Halbower
Title:	Chief Executive Officer

MATTHEW C. HALBOWER

/s/ Matthew Halbower
Matthew C. Halbower

Schedule A

Transactions in the shares of the Issuer During the Past 60 Days

For account of Crown Managed Accounts SPC

Date	Transaction Type	Number of shares of Common Stock	Price ($US unless otherwise indicated)
9/13/2022	Buy	132	40.20175*
9/13/2022	Buy	5,636	40.57734777*
9/13/2022	Buy	57,377	40.79*
9/13/2022	Buy	7,147	30.89668036
9/14/2022	Buy	3,719	30.98735861
9/14/2022	Buy	4,376	40.82068862*
9/14/2022	Buy	655	30.881495
9/14/2022	Buy	1,637	40.7339312*
9/15/2022	Buy	2,863	31.16682033
9/15/2022	Buy	6,430	41.1892736*
9/15/2022	Buy	6,430	41.04*
9/15/2022	Buy	12,860	40.98*
9/15/2022	Buy	10,944	41.19342245*
9/15/2022	Buy	124,164	30.98

*Canadian dollars

For account of Investment Opportunities 3 SPC

Date	Transaction Type	Number of shares of Common Stock	Price ($)
9/13/2022	Buy	8,349	30.89668036
9/13/2022	Buy	6,584	40.57734777*
9/13/2022	Buy	154	40.20175*
9/14/2022	Buy	749	30.881495
9/14/2022	Buy	1,873	40.7339312*
9/14/2022	Buy	5,003	40.82068862*
9/14/2022	Buy	4,253	30.98735861
9/15/2022	Buy	7,060	41.1892736*
9/15/2022	Buy	7,060	41.04*
9/15/2022	Buy	3,143	31.16682033
9/15/2022	Buy	14,120	40.98*
9/15/2022	Buy	12,016	41.19342245*

*Canadian dollars

For account of LMA SPC on behalf of MAP 98 Segregated Portfolio

Date	Transaction Type	Number of shares of Common Stock	Price ($)
9/15/2022	Buy	83,690	30.98

For account of PWCM Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
9/15/2022	Buy	59,043	30.98

For account of Oceana Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
9/13/2022	Buy	22,167	40.57734777*
9/13/2022	Buy	28,111	30.89668036
9/13/2022	Buy	519	40.20175*
9/13/2022	Buy	224,144	40.79*
9/14/2022	Buy	2,577	30.881495
9/14/2022	Buy	6,443	40.7339312*
9/14/2022	Buy	17,214	40.82068862*
9/14/2022	Buy	14,631	30.98735861
9/15/2022	Buy	50,780	40.98*
9/15/2022	Buy	43,214	41.19342245*
9/15/2022	Buy	25,390	41.1892736*
9/15/2022	Buy	25,390	41.04*
9/15/2022	Buy	11,305	31.16682033
9/15/2022	Buy	557,651	30.98

*Canadian dollars

For account of Pentwater Equity Opportunities Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
9/13/2022	Buy	10,439	30.89668036
9/13/2022	Buy	193	40.20175*
9/13/2022	Buy	8,232	40.57734777*
9/13/2022	Buy	49,809	40.79*
9/14/2022	Buy	6,894	40.82068862*
9/14/2022	Buy	2,580	40.7339312*
9/14/2022	Buy	5,859	30.98735861
9/14/2022	Buy	1,032	30.881495
9/15/2022	Buy	5,218	31.16682033
9/15/2022	Buy	23,440	40.98*
9/15/2022	Buy	19,947	41.19342245*
9/15/2022	Buy	11,720	41.04*
9/15/2022	Buy	11,720	41.1892736*
9/15/2022	Buy	235,594	30.98

*Canadian dollars

For account of Pentwater Merger Arbitrage Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
9/13/2022	Buy	41,867	40.57734777*
9/13/2022	Buy	53,093	30.89668036
9/13/2022	Buy	981	40.20175*
9/13/2022	Buy	416,434	40.79*
9/14/2022	Buy	27,719	30.98735861
9/14/2022	Buy	32,612	40.82068862*
9/14/2022	Buy	12,205	40.7339312*
9/14/2022	Buy	4,882	30.881495
9/15/2022	Buy	21,546	31.16682033
9/15/2022	Buy	48,390	41.04*
9/15/2022	Buy	48,390	41.1892736*
9/15/2022	Buy	96,780	40.98*
9/15/2022	Buy	82,360	41.19342245*
9/15/2022	Buy	1,432,388	30.98

*Canadian dollars

For account of Pentwater Unconstrained Master Fund Ltd.

Date	Transaction Type	Number of shares of Common Stock	Price ($)
9/13/2022	Buy	21	40.20175*
9/13/2022	Buy	914	40.57734777*
9/13/2022	Buy	1,159	30.89668036
9/13/2022	Buy	9,836	40.79*
9/14/2022	Buy	105	30.881495
9/14/2022	Buy	596	30.98735861
9/14/2022	Buy	701	40.82068862*
9/14/2022	Buy	262	40.7339312*
9/15/2022	Buy	450	31.16682033
9/15/2022	Buy	1,010	41.04*
9/15/2022	Buy	1,010	41.1892736*
9/15/2022	Buy	1,719	41.19342245*
9/15/2022	Buy	2,020	40.98*
9/15/2022	Buy	7,470	30.98

*Canadian dollars